June 5, 2015

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attention:  H. Roger Schwall, Assistant Director

100 F Street, N.E.

Washington, DC 20549

Re:	Emerald Oil, Inc.
Annual Report on Form 10-K
Filed March 10, 2015
Response letter dated May 6, 2015
File No. 1-35097

Dear Mr. Schwall:

On behalf of Emerald Oil, Inc. (the “Company”), I am pleased to submit this response to the comments of the Staff on the above-referenced filing as set forth in your letter dated May 22, 2015. The supplemental information set forth herein has been supplied by the Company for use in connection with the Staff’s review of the responses described below, and all such responses have been reviewed and approved by the Company. For convenience, the Staff’s numbered comment is set forth herein in bold, followed by the Company’s response.

With respect to the comments that suggest that additional disclosure be made, we have set forth the nature of the disclosure that we would propose to add to our future filings. In this regard, the Company does not believe that failure to provide such disclosure in the above referenced filing is sufficiently material to require an amendment to the filing.

Form 10-K for Fiscal Year Ended December 31, 2014

Business

Reserves, page 5

1.                  Comment: We note your response to prior comment 2 and the example of the expanded disclosure you propose to include in future filings relating to your average gas sales prices. Please address the inconsistency between your statement “gas prices have been adjusted to include the value for natural gas liquids” and the language you propose to include in future filings “these gas prices have not been adjusted to include the value of natural gas liquids, as we believe that the value for natural gas liquids are immaterial for purposes of this analysis.” Also identify the underlying cause for the significant difference in the 12-month unweighted average first-day-of-the-month natural gas prices and the corresponding realized average natural gas prices disclosed on page 6 of your filing.

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Response:

For the disclosure in our future filings regarding the pricing of our average gas sales price, we believe that in order to provide consistent disclosure, gas prices should be adjusted to include the value of natural gas liquids, and the inclusion of this natural gas liquid value is the primary reason that the actual gas price is greater than the Henry Hub Spot price. Accordingly, we propose to use the following language in future reports to explain the adjustment to gas prices as a result of the inclusion of natural gas liquid value, as appropriately adjusted depending on pricing:

Prices used in the Annual Report are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period January through December 2014.  For oil volumes, the average West Texas Intermediate posted price of $91.48 per barrel is adjusted by lease for quality, transportation fees and market differentials. For gas volumes, the average Henry Hub spot price of $4.350 per MMBTU is adjusted by lease for energy content, transportation fees and market differentials.  Gas prices have been adjusted to include the value for natural gas liquids.  All prices are held constant throughout the lives of the properties.  The average adjusted product prices weighted by production over the remaining lives of the properties are $81.68 per barrel of oil and $7.664 per MCF of gas.

Subject to the Staff’s comments, and in accordance with FASB ASC Topic 932-235-50-5, the Company will include this disclosure in the Company’s future quarterly and annual reports, as applicable. As specifically requested by the Commission, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Company can facilitate the Staff’s review of this letter, or if the Staff has any questions on any of the information set forth herein, please contact me directly at 303-595-5629.

Sincerely,

EMERALD OIL, INC.

/s/ James Muchmore

James Muchmore

General Counsel

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